[Letterhead of Sutherland Asbill & Brennan LLP]

February 3, 2014

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GSV Capital Corp. Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, Filed January 17, 2014 (File No. 333-191307)

Dear Mr. Minore:

On behalf of GSV Capital Corp. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on January 30, 2014 with respect to Pre-Effective Amendment No. 2 to the Company’s registration statement on Form N-2 (File No. 333-191307), filed with the Commission on January 17, 2014 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s response. Where revisions to the Prospectus are referenced in the below responses, such revisions have been included in the marked pages attached hereto.

1.	Please confirm to the Staff that prior to initiating any offering off of the Registration Statement of “non-routine” debt securities, the Company will provide to the Staff for expedited review the preliminary prospectus supplement relating to such offering.

The Company respectfully refers the Staff to the “Description of Our Debt Securities” section of the Prospectus for a description of the types of debt securities that the Company may offer, issue and sell pursuant to the Registration Statement. As noted in the above-referenced disclosure and as indicated in the Indenture filed as an exhibit to the Registration Statement, the Company may generally offer, issue and sell debt securities pursuant to the Registration Statement in the form of notes that may or may not be rated and/or listed on a national securities exchange, and that may have either fixed or floating interest rates. The Company will comply with the provisions of the Investment Company Act of 1940 (the “1940 Act”) applicable thereto, including Section 18 of the 1940 Act. In addition, while such notes may contain a provision that permits the conversion of such debt securities into common stock of the Company, the Company will fully comply with, among other things, Section 61 of the 1940 Act in connection therewith or other interpretive guidance issued by the Staff with respect thereto, including Bunker Hill Income Sec. (SEC No-Action Letter, pub. avail. Oct. 29, 1982).

Dominic Minore, Esq.

February 3, 2014

In addition, the Company confirms that it will consult with the Staff and provide the Staff with a draft Prospectus Supplement prior to commencing any non-routine debt offer pursuant to the Registration Statement.

2.	Under “Payment of Our Expenses,” on page 86 of the Prospectus, the second sentence describes fees and expenses relating to the “fees payable to third parties relating to, or associated with, making investments” for which the Company is separately responsible for paying. In your response, please provide examples of these types of expenses directly incurred by the Company, which are not payable as part of the management fee, and explain whether these expenses include travel expenses. In addition, please explain why these expenses are appropriate under Section 15 and Section 57(k) of the 1940 Act.

The Company’s investment advisory agreement provides in pertinent part that:

“All investment professionals of the Adviser and their respective staffs, when and to the extent engaged in providing investment advisory and management services hereunder, and the compensation and routine overhead expenses of such personnel allocable to such services, will be provided and paid for by the Adviser and not by the Company. The Company will bear all other costs and expenses of its operations, administration and transactions, including (without limitation) those relating to: organization and offering; calculating the Company’s net asset value (including the cost and expenses of any independent valuation firm); expenses incurred by the Adviser payable to third parties, including agents, consultants or other advisors, in monitoring financial and legal affairs for the Company and in providing administrative services, monitoring the Company’s investments and performing due diligence on its prospective portfolio companies…” [Emphasis added.]

The Company has disclosed the fact that it is responsible for reimbursing its investment adviser for the “fees payable to third parties relating to, or associated with, making investments” in all of its SEC filings since it completed its initial public offering in 2011.  These reimbursable expenses primarily relate to the travel costs incurred by the investment professionals of the Company’s investment adviser in connection with conducting on-site due diligence on the Company’s potential portfolio companies (e.g., meeting with the management of the prospective portfolio company, inspecting its facilities and meeting with its key customers and suppliers) and, after an investment has been made in a portfolio company by the Company, monitoring the investment on behalf of the Company, including attending portfolio company board and other meetings as board observers or otherwise.

Dominic Minore, Esq.

February 3, 2014

It is important to highlight that because the Company primarily invests in private companies (as opposed to public companies), there is generally little or no publicly available information about their businesses, operations and financial condition that the Company’s investment adviser can rely on in connection with making initial and ongoing investment decisions on the Company’s behalf.  As a result and unlike mutual funds or registered closed-end funds that primarily invest in public companies, it is necessary for the Company’s investment adviser to conduct a significant amount of initial and ongoing due diligence with respect to its portfolio companies, including the on-site due diligence and monitoring activities described above.

The Company believes that the reimbursement of these expenses by the Company is consistent with Section 15 of the 1940 Act in that the Company’s investment advisory agreement specifically describes that the Company (and not its investment adviser) is responsible for such expenses and such investment advisory agreement was approved in accordance with Sections 15(a) and 15(c) thereof.

Moreover, Section 15 of the 1940 Act does not limit the amount and type of expenses that may be allocated to an investment company pursuant to an investment advisory agreement, but instead provides procedures for the investment company’s board of directors to review such allocations in accordance with their fiduciary duty under Section 36(b) of the 1940 Act.  In that regard, the Company’s board of directors reviews certain information regarding amounts paid and reimbursed by the Company to its investment adviser, including the expenses relating to, or associated with, making investments described above, in connection with its quarterly review of the Company’s financial statements and its annual review and approval of the investment advisory agreement.

In addition, the Company believes that its responsibility to reimburse the investment adviser for expenses incurred by the investment adviser that relate to making investments is a standard provision of investment advisory agreements for business development companies (“BDCs”).  It is important to note that these provisions are not typically included in investment advisory agreements of mutual funds and registered closed-end funds that invest in public companies because the investment advisers to these entities do not need to undertake the same type of due diligence that is required in connection with investing in private companies.  Furthermore, given the stakes to BDCs and their stockholders of their investment adviser not being able to uncover all material information about these private companies before they invest in them (e.g., that the prospective portfolio company does not have the manufacturing facility that it claims to have in documentation and other materials provided to the investment adviser), this reimbursement provision is clearly in the best interests of the stockholders of BDCs.

Dominic Minore, Esq.

February 3, 2014

Finally, the Company does not believe its reimbursement of these expenses violates Section 57(k) of the 1940 Act because such payment is intended solely for reimbursement of out-of pocket expenses incurred by the investment adviser on behalf of the Company and in accordance with the terms of the investment advisory agreement, and is not designed to compensate the Company’s investment adviser, nor tied to the successful effectuation of an investment transaction (i.e., it is not a “source of compensation” or “a commission, fee or other remuneration” for the purchase or sale of any property or for effecting such a transaction).

Notwithstanding the foregoing, the Company has added disclosure in the Registration Statement to specifically note that it is responsible for reimbursing its investment adviser for travel expenses incurred by the investment professionals of the investment adviser in connection with making investments.

3. Please add disclosure to the “Fees and Expenses” table to clarify that the holders of shares of the Company’s common stock indirectly bear the cost associated with the Company’s annual expenses, including the expenses of the Company’s wholly-owned consolidated subsidiaries, all of which are included in the fee table presentation.

The Company has revised the disclosure set forth in the “Fees and Expenses” section of the Prospectus in response to the Staff’s comment.

4. Please revise the disclosure in the “Fees and Expenses” table to include the loss on fair value adjustment for the embedded derivative in the calculation for “other expenses” and update the disclosure in footnote 6 accordingly.

The Company has revised the disclosure set forth in the “Fees and Expenses” section of the Prospectus in response to the Staff’s comment.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Michael T. Moe / GSV Capital Corp. John J. Mahon, Esq. / Sutherland Asbill & Brennan LLP